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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                       Applied Microsystems Corporation
                  -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -----------------------------------------
                        (Title of Class of Securities)

                                 037935 10 3
                  -----------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)                 Page 1 of 8 pages

CUSIP No.  037935 10 3             SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Orien II, L.P.
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Oregon
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    1,285,718
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   1,285,718
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,285,718
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.4%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  037935 10 3             SCHEDULE 13G        PAGE   3   OF   8   PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anthony Miadich
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    20,539
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     1,285,718
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   20,539
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               1,285,718
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,306,257
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.7%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  037935 10 3             SCHEDULE 13G        PAGE   4   OF   8   PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George Kalan
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     1,285,718
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               1,285,718
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,285,718
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.4%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13G

ITEM 1 (A) Name of Issuer:         Applied Microsystems Corporation

ITEM 1 (B) Address of Issuer's Principal Executive Offices:
                                   5020 148th Avenue N.E.
                                   Redmond, Washington 98052

ITEM 2 (A) Name of Person Filing:  This statement is filed by Orien II, L.P.,
                                   Anthony Miadich and George Kalan
                                   (individually, a "Reporting Person" and
                                   collectively, the "Reporting Persons").
                                   Messrs. Miadich and Kalan are general
                                   partners of Orien Venture Partners, L.P., the general partner of Orien II Partners, L.P., which is the general partner of Orien II, L.P., and share voting and investment power over shares held by Orien II, L.P. Orien II, L.P., together with Messrs. Miadich and Kalan in their capacity as general partners of Orien Venture Partners, L.P., affirm that they together constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to the shares held of record by Orien II, L.P. With respect to any shares beneficially owned by Messrs. Miadich and Kalan in their respective individual capacities (other than those shares held of record by Orien II, L.P. and beneficially owned by them as a result of their serving as general partners of Orien Venture Partners, L.P.), each of the other Reporting Persons disclaims beneficial ownership. The Reporting Persons have entered into a Joint Filing Agreement which is attached hereto as Exhibit A.

ITEM 2 (B) Address of Principal Business Office, or, if none, Residence:
                                   c/o Orien Ventures
                                   4550 S.W. Kruse Way, Ste. 245
                                   Lake Oswego, OR 97035

ITEM 2 (C) Citizenship:            Messrs. Miadich and Kalan are citizens of the
                                   United States and Orien II, L.P. is a limited partnership organized under the laws of the State of Delaware.

ITEM 2 (D) Title of Class of Securities:
                                   Common Stock

ITEM 2 (E) CUSIP Number:           037935 10 3


ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           NOT APPLICABLE.

ITEM 4     Ownership:
           (a)   Amount Beneficially Owned:

                 As of December 31, 1996: (1) Orien II, L.P. owned 1,285,718 shares of Common Stock of the Issuer; (2) Anthony Miadich owned 20,539 shares subject to options issued to Mr. Miadich; and (3) George Kalan owned no shares of the Issuer.

           (b)   Percent of Class:

                 See Item 2(a) above and Item 11 on the respective cover pages for Reporting Persons.

           (c)   Voting and Disposition:

                 Mr. Miadich has sole power to vote and to dispose of the 20,539 shares that may be acquired by him upon exercise of his options. Anthony Miadich and George Kalan as general partners of Orien Venture Partners, L.P., the general partner of Orien II Partners, L.P., which is the general partner of Orien II, L.P., and Orien II, L.P share voting and investment power over shares held by Orien II, L.P.

ITEM 5           Ownership of Five Percent or Less of a Class.

                 NOT APPLICABLE.

ITEM 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                 NOT APPLICABLE.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 NOT APPLICABLE.

ITEM 8     Identification and Classification of Members of the Group:

           A Joint Filing Agreement between and among the Reporting Persons is attached hereto as Exhibit A.

ITEM 9     Notice of Dissolution of Group:

           NOT APPLICABLE

ITEM 10    Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February  11, 1997


                                        Orien II, L.P.
                                        By Orien II Partners, L.P.,
                                              General Partner
                                        By Orien Venture Partners, L.P.,
                                              General Partner


                                        By  /s/  Anthony Miadich
                                           -------------------------------
                                           Anthony Miadich
                                           Its Managing General Partner


                                           /s/  Anthony Miadich
                                           -------------------------------
                                           Anthony Miadich

                                           /s/  George Kalan
                                           -------------------------------
                                           George Kalan

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of all of them of a Statement on Schedule 13G, including amendments thereto, with respect to the Common Stock of Applied Microsystems Corporation, a Washington corporation, and further agree that this Joint Filing Agreement may be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes any other party to file on its behalf any and all amendments to such Statement on Schedule 13G.

        IN WITNESS WHEREOF, the undersigned, being duly authorized, hereby execute this Agreement this 11th day of February, 1997.


                                           /s/  Anthony Miadich
                                           -------------------------------
                                           Anthony Miadich


                                           /s/  George Kalan
                                           -------------------------------
                                           George Kalan


                                        Orien II, L.P.


                                        By /s/  Anthony Miadich
                                           -------------------------------
                                           Anthony Miadich
                                           Its General Partner